UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ENDOCARE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29264P104
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29264P104

1	NAME OF REPORTING PERSON: Steven R. Becker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
(b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER: 132,968* SHARED VOTING POWER: 0* SOLE DISPOSITIVE POWER: 132,968* SHARED DISPOSITIVE POWER: 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,968*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%*
12	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Endocare, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2007, there were 11,594,895 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of September 30, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) Series A Warrants to purchase 7,538 Shares, and (ii) Series B Warrants to purchase 7,598 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) Series A Warrants to purchase 53,716 Shares, and (ii) Series B Warrants to purchase 54,147 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) Series A Warrants to purchase 4,964 Shares, and (ii) Series B Warrants to purchase 5,005 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) Series A Warrants to purchase 10,783 Shares, and (ii) Series B Warrants to purchase 10,870 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) Series A Warrants to purchase 50,971 Shares, and (ii) Series B Warrants to purchase 51,379 Shares, and Walker Smith International Fund, Ltd. (“WS International” and collectively with WSC and WSCQP, the "WS Funds") owned (i) Series A Warrants to purchase 78,406 Shares, and (ii) Series B Warrants to purchase 79,035 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) Series A Warrants to purchase 10,378 Shares, and (ii) Series B Warrants to purchase 10,461 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) Series A Warrants to purchase 11,163 Shares, and (ii) Series B Warrants to purchase 11,252 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) Series A Warrants to purchase 14,889 Shares, and (ii) Series B Warrants to purchase 15,009 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 132,968 Shares, or approximately 1.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WSC Management and WS Capital are deemed to beneficially own 281,444 Shares, or approximately 2.4% of the Shares Deemed issued and outstanding as of the Reporting Date, (iii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 354,596 Shares, or approximately 3.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 73,152 Shares, or approximately 0.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 29264P104

1	NAME OF REPORTING PERSON: WS Capital, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
(b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER: 0* SHARED VOTING POWER: 281,444* SOLE DISPOSITIVE POWER: 0*- SHARED DISPOSITIVE POWER: 281,444*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,444*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%*
12	TYPE OF REPORTING PERSON HC/OO

* Based on information set forth on the Form 10-Q of Endocare, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2007, there were 11,594,895 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of September 30, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) Series A Warrants to purchase 7,538 Shares, and (ii) Series B Warrants to purchase 7,598 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) Series A Warrants to purchase 53,716 Shares, and (ii) Series B Warrants to purchase 54,147 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) Series A Warrants to purchase 4,964 Shares, and (ii) Series B Warrants to purchase 5,005 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) Series A Warrants to purchase 10,783 Shares, and (ii) Series B Warrants to purchase 10,870 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) Series A Warrants to purchase 50,971 Shares, and (ii) Series B Warrants to purchase 51,379 Shares, and Walker Smith International Fund, Ltd. (“WS International” and collectively with WSC and WSCQP, the "WS Funds") owned (i) Series A Warrants to purchase 78,406 Shares, and (ii) Series B Warrants to purchase 79,035 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) Series A Warrants to purchase 10,378 Shares, and (ii) Series B Warrants to purchase 10,461 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) Series A Warrants to purchase 11,163 Shares, and (ii) Series B Warrants to purchase 11,252 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) Series A Warrants to purchase 14,889 Shares, and (ii) Series B Warrants to purchase 15,009 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 132,968 Shares, or approximately 1.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WSC Management and WS Capital are deemed to beneficially own 281,444 Shares, or approximately 2.4% of the Shares Deemed issued and outstanding as of the Reporting Date, (iii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 354,596 Shares, or approximately 3.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 73,152 Shares, or approximately 0.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 29264P104

1	NAME OF REPORTING PERSON: WS Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
(b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER: 0* SHARED VOTING POWER: 281,444* SOLE DISPOSITIVE POWER: 0* SHARED DISPOSITIVE POWER: 281,444*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,444*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%*
12	TYPE OF REPORTING PERSON IA/PN

* Based on information set forth on the Form 10-Q of Endocare, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2007, there were 11,594,895 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of September 30, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) Series A Warrants to purchase 7,538 Shares, and (ii) Series B Warrants to purchase 7,598 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) Series A Warrants to purchase 53,716 Shares, and (ii) Series B Warrants to purchase 54,147 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) Series A Warrants to purchase 4,964 Shares, and (ii) Series B Warrants to purchase 5,005 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) Series A Warrants to purchase 10,783 Shares, and (ii) Series B Warrants to purchase 10,870 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) Series A Warrants to purchase 50,971 Shares, and (ii) Series B Warrants to purchase 51,379 Shares, and Walker Smith International Fund, Ltd. (“WS International” and collectively with WSC and WSCQP, the "WS Funds") owned (i) Series A Warrants to purchase 78,406 Shares, and (ii) Series B Warrants to purchase 79,035 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) Series A Warrants to purchase 10,378 Shares, and (ii) Series B Warrants to purchase 10,461 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) Series A Warrants to purchase 11,163 Shares, and (ii) Series B Warrants to purchase 11,252 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) Series A Warrants to purchase 14,889 Shares, and (ii) Series B Warrants to purchase 15,009 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 132,968 Shares, or approximately 1.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WSC Management and WS Capital are deemed to beneficially own 281,444 Shares, or approximately 2.4% of the Shares Deemed issued and outstanding as of the Reporting Date, (iii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 354,596 Shares, or approximately 3.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 73,152 Shares, or approximately 0.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 29264P104

1	NAME OF REPORTING PERSON: WSV Management, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
(b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER: 0* SHARED VOTING POWER: 73,152* SOLE DISPOSITIVE POWER: 0* SHARED DISPOSITIVE POWER: 73,152*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,152*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%*
12	TYPE OF REPORTING PERSON HC/OO

* Based on information set forth on the Form 10-Q of Endocare, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2007, there were 11,594,895 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of September 30, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) Series A Warrants to purchase 7,538 Shares, and (ii) Series B Warrants to purchase 7,598 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) Series A Warrants to purchase 53,716 Shares, and (ii) Series B Warrants to purchase 54,147 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) Series A Warrants to purchase 4,964 Shares, and (ii) Series B Warrants to purchase 5,005 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) Series A Warrants to purchase 10,783 Shares, and (ii) Series B Warrants to purchase 10,870 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) Series A Warrants to purchase 50,971 Shares, and (ii) Series B Warrants to purchase 51,379 Shares, and Walker Smith International Fund, Ltd. (“WS International” and collectively with WSC and WSCQP, the "WS Funds") owned (i) Series A Warrants to purchase 78,406 Shares, and (ii) Series B Warrants to purchase 79,035 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) Series A Warrants to purchase 10,378 Shares, and (ii) Series B Warrants to purchase 10,461 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) Series A Warrants to purchase 11,163 Shares, and (ii) Series B Warrants to purchase 11,252 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) Series A Warrants to purchase 14,889 Shares, and (ii) Series B Warrants to purchase 15,009 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 132,968 Shares, or approximately 1.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WSC Management and WS Capital are deemed to beneficially own 281,444 Shares, or approximately 2.4% of the Shares Deemed issued and outstanding as of the Reporting Date, (iii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 354,596 Shares, or approximately 3.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 73,152 Shares, or approximately 0.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 29264P104

1	NAME OF REPORTING PERSON: WS Ventures Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
(b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER: 0* SHARED VOTING POWER: 73,152* SOLE DISPOSITIVE POWER: 0* SHARED DISPOSITIVE POWER: 73,152*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,152*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%*
12	TYPE OF REPORTING PERSON IA/PN

* Based on information set forth on the Form 10-Q of Endocare, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2007, there were 11,594,895 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of September 30, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) Series A Warrants to purchase 7,538 Shares, and (ii) Series B Warrants to purchase 7,598 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) Series A Warrants to purchase 53,716 Shares, and (ii) Series B Warrants to purchase 54,147 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) Series A Warrants to purchase 4,964 Shares, and (ii) Series B Warrants to purchase 5,005 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) Series A Warrants to purchase 10,783 Shares, and (ii) Series B Warrants to purchase 10,870 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) Series A Warrants to purchase 50,971 Shares, and (ii) Series B Warrants to purchase 51,379 Shares, and Walker Smith International Fund, Ltd. (“WS International” and collectively with WSC and WSCQP, the "WS Funds") owned (i) Series A Warrants to purchase 78,406 Shares, and (ii) Series B Warrants to purchase 79,035 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) Series A Warrants to purchase 10,378 Shares, and (ii) Series B Warrants to purchase 10,461 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) Series A Warrants to purchase 11,163 Shares, and (ii) Series B Warrants to purchase 11,252 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) Series A Warrants to purchase 14,889 Shares, and (ii) Series B Warrants to purchase 15,009 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 132,968 Shares, or approximately 1.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WSC Management and WS Capital are deemed to beneficially own 281,444 Shares, or approximately 2.4% of the Shares Deemed issued and outstanding as of the Reporting Date, (iii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 354,596 Shares, or approximately 3.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 73,152 Shares, or approximately 0.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 29264P104

1	NAME OF REPORTING PERSON: Reid S. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
(b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER: 0* SHARED VOTING POWER: 354,596* SOLE DISPOSITIVE POWER: 0* SHARED DISPOSITIVE POWER: 354,596*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,596*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%*
12	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Endocare, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2007, there were 11,594,895 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of September 30, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) Series A Warrants to purchase 7,538 Shares, and (ii) Series B Warrants to purchase 7,598 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) Series A Warrants to purchase 53,716 Shares, and (ii) Series B Warrants to purchase 54,147 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) Series A Warrants to purchase 4,964 Shares, and (ii) Series B Warrants to purchase 5,005 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) Series A Warrants to purchase 10,783 Shares, and (ii) Series B Warrants to purchase 10,870 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) Series A Warrants to purchase 50,971 Shares, and (ii) Series B Warrants to purchase 51,379 Shares, and Walker Smith International Fund, Ltd. (“WS International” and collectively with WSC and WSCQP, the "WS Funds") owned (i) Series A Warrants to purchase 78,406 Shares, and (ii) Series B Warrants to purchase 79,035 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) Series A Warrants to purchase 10,378 Shares, and (ii) Series B Warrants to purchase 10,461 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) Series A Warrants to purchase 11,163 Shares, and (ii) Series B Warrants to purchase 11,252 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) Series A Warrants to purchase 14,889 Shares, and (ii) Series B Warrants to purchase 15,009 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 132,968 Shares, or approximately 1.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WSC Management and WS Capital are deemed to beneficially own 281,444 Shares, or approximately 2.4% of the Shares Deemed issued and outstanding as of the Reporting Date, (iii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 354,596 Shares, or approximately 3.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 73,152 Shares, or approximately 0.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 29264P104

1	NAME OF REPORTING PERSON: G. Stacy Smith I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
(b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER: 0* SHARED VOTING POWER: 354,596* SOLE DISPOSITIVE POWER: 0* SHARED DISPOSITIVE POWER: 354,596*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,596*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%*
12	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Endocare, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2007, there were 11,594,895 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of September 30, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) Series A Warrants to purchase 7,538 Shares, and (ii) Series B Warrants to purchase 7,598 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) Series A Warrants to purchase 53,716 Shares, and (ii) Series B Warrants to purchase 54,147 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) Series A Warrants to purchase 4,964 Shares, and (ii) Series B Warrants to purchase 5,005 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) Series A Warrants to purchase 10,783 Shares, and (ii) Series B Warrants to purchase 10,870 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) Series A Warrants to purchase 50,971 Shares, and (ii) Series B Warrants to purchase 51,379 Shares, and Walker Smith International Fund, Ltd. (“WS International” and collectively with WSC and WSCQP, the "WS Funds") owned (i) Series A Warrants to purchase 78,406 Shares, and (ii) Series B Warrants to purchase 79,035 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) Series A Warrants to purchase 10,378 Shares, and (ii) Series B Warrants to purchase 10,461 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) Series A Warrants to purchase 11,163 Shares, and (ii) Series B Warrants to purchase 11,252 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) Series A Warrants to purchase 14,889 Shares, and (ii) Series B Warrants to purchase 15,009 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 132,968 Shares, or approximately 1.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WSC Management and WS Capital are deemed to beneficially own 281,444 Shares, or approximately 2.4% of the Shares Deemed issued and outstanding as of the Reporting Date, (iii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 354,596 Shares, or approximately 3.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 73,152 Shares, or approximately 0.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 29264P104

1	NAME OF REPORTING PERSON: Patrick P. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
(b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER: 0* SHARED VOTING POWER: 73,152* SOLE DISPOSITIVE POWER: 0* SHARED DISPOSITIVE POWER: 73,152*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,152*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%*
12	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Endocare, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2007, there were 11,594,895 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of September 30, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) Series A Warrants to purchase 7,538 Shares, and (ii) Series B Warrants to purchase 7,598 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) Series A Warrants to purchase 53,716 Shares, and (ii) Series B Warrants to purchase 54,147 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) Series A Warrants to purchase 4,964 Shares, and (ii) Series B Warrants to purchase 5,005 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) Series A Warrants to purchase 10,783 Shares, and (ii) Series B Warrants to purchase 10,870 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) Series A Warrants to purchase 50,971 Shares, and (ii) Series B Warrants to purchase 51,379 Shares, and Walker Smith International Fund, Ltd. (“WS International” and collectively with WSC and WSCQP, the "WS Funds") owned (i) Series A Warrants to purchase 78,406 Shares, and (ii) Series B Warrants to purchase 79,035 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) Series A Warrants to purchase 10,378 Shares, and (ii) Series B Warrants to purchase 10,461 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) Series A Warrants to purchase 11,163 Shares, and (ii) Series B Warrants to purchase 11,252 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) Series A Warrants to purchase 14,889 Shares, and (ii) Series B Warrants to purchase 15,009 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 132,968 Shares, or approximately 1.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WSC Management and WS Capital are deemed to beneficially own 281,444 Shares, or approximately 2.4% of the Shares Deemed issued and outstanding as of the Reporting Date, (iii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 354,596 Shares, or approximately 3.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 73,152 Shares, or approximately 0.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

Item 1(a).	Name of Issuer: Endocare, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
201 Technology Drive
Irvine, CA 92618

Item 2(a).	Name of Person Filing:
Steven R. Becker
WS Capital, L.L.C.
WS Capital Management, L.P.
WSV Management, L.L.C.
WS Ventures Management, L.P.
Reid S. Walker
G. Stacy Smith
Patrick P. Walker

Item 2(b).	Address of Principal Business Office or if none, Residence:
300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship:
	Steven R. Becker:	United States
	WS Capital, L.L.C.:	Texas
	WS Capital Management, L.P:	Texas
	WSV Management, L.L.C.:	Texas
	WS Ventures Management, L.P:	Texas
	Reid S. Walker:	United States
	G. Stacy Smith:	United States
	Patrick P. Walker:	United States

Item 2(d).	Title of Class of Securities: Common stock, par value $0.001 per share

Item 2(e).	CUSIP Number: 29264P104

Item 3.	Not Applicable.

Item 4.	Ownership:

(a)	Amount Beneficially Owned:
	Steven R. Becker:	132,968*
	WS Capital, L.L.C.:	281,444*
	WS Capital Management, L.P.:	281,444*
	WSV Management, L.L.C.:	73,152*
	WS Ventures Management, L.P.:	73,152*
	Reid S. Walker:	354,596*
	G. Stacy Smith:	354,596*
	Patrick P. Walker:	73,152*

* Based on information set forth on the Form 10-Q of Endocare, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2007, there were 11,594,895 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of September 30, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) Series A Warrants to purchase 7,538 Shares, and (ii) Series B Warrants to purchase 7,598 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) Series A Warrants to purchase 53,716 Shares, and (ii) Series B Warrants to purchase 54,147 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) Series A Warrants to purchase 4,964 Shares, and (ii) Series B Warrants to purchase 5,005 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) Series A Warrants to purchase 10,783 Shares, and (ii) Series B Warrants to purchase 10,870 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) Series A Warrants to purchase 50,971 Shares, and (ii) Series B Warrants to purchase 51,379 Shares, and Walker Smith International Fund, Ltd. (“WS International” and collectively with WSC and WSCQP, the "WS Funds") owned (i) Series A Warrants to purchase 78,406 Shares, and (ii) Series B Warrants to purchase 79,035 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) Series A Warrants to purchase 10,378 Shares, and (ii) Series B Warrants to purchase 10,461 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) Series A Warrants to purchase 11,163 Shares, and (ii) Series B Warrants to purchase 11,252 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) Series A Warrants to purchase 14,889 Shares, and (ii) Series B Warrants to purchase 15,009 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 132,968 Shares, or approximately 1.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WSC Management and WS Capital are deemed to beneficially own 281,444 Shares, or approximately 2.4% of the Shares Deemed issued and outstanding as of the Reporting Date, (iii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 354,596 Shares, or approximately 3.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 73,152 Shares, or approximately 0.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

(b)	Percent of Class:
	Steven R. Becker:	1.1%*
	WS Capital, L.L.C.:	2.4%*
	WS Capital Management, L.P:	2.4%*
	WSV Management, L.L.C.:	0.6%*
	WS Ventures Management, L.P:	0.6%*
	Reid S. Walker:	3.0%*
	G. Stacy Smith:	3.0%*
	Patrick P. Walker:	0.6%*

* Based on information set forth on the Form 10-Q of Endocare, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2007, there were 11,594,895 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of September 30, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) Series A Warrants to purchase 7,538 Shares, and (ii) Series B Warrants to purchase 7,598 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) Series A Warrants to purchase 53,716 Shares, and (ii) Series B Warrants to purchase 54,147 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) Series A Warrants to purchase 4,964 Shares, and (ii) Series B Warrants to purchase 5,005 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) Series A Warrants to purchase 10,783 Shares, and (ii) Series B Warrants to purchase 10,870 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) Series A Warrants to purchase 50,971 Shares, and (ii) Series B Warrants to purchase 51,379 Shares, and Walker Smith International Fund, Ltd. (“WS International” and collectively with WSC and WSCQP, the "WS Funds") owned (i) Series A Warrants to purchase 78,406 Shares, and (ii) Series B Warrants to purchase 79,035 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) Series A Warrants to purchase 10,378 Shares, and (ii) Series B Warrants to purchase 10,461 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) Series A Warrants to purchase 11,163 Shares, and (ii) Series B Warrants to purchase 11,252 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) Series A Warrants to purchase 14,889 Shares, and (ii) Series B Warrants to purchase 15,009 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 132,968 Shares, or approximately 1.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WSC Management and WS Capital are deemed to beneficially own 281,444 Shares, or approximately 2.4% of the Shares Deemed issued and outstanding as of the Reporting Date, (iii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 354,596 Shares, or approximately 3.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 73,152 Shares, or approximately 0.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
	Steven R. Becker:	132,968*

* Based on information set forth on the Form 10-Q of Endocare, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2007, there were 11,594,895 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of September 30, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) Series A Warrants to purchase 7,538 Shares, and (ii) Series B Warrants to purchase 7,598 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) Series A Warrants to purchase 53,716 Shares, and (ii) Series B Warrants to purchase 54,147 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) Series A Warrants to purchase 4,964 Shares, and (ii) Series B Warrants to purchase 5,005 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) Series A Warrants to purchase 10,783 Shares, and (ii) Series B Warrants to purchase 10,870 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) Series A Warrants to purchase 50,971 Shares, and (ii) Series B Warrants to purchase 51,379 Shares, and Walker Smith International Fund, Ltd. (“WS International” and collectively with WSC and WSCQP, the "WS Funds") owned (i) Series A Warrants to purchase 78,406 Shares, and (ii) Series B Warrants to purchase 79,035 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) Series A Warrants to purchase 10,378 Shares, and (ii) Series B Warrants to purchase 10,461 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) Series A Warrants to purchase 11,163 Shares, and (ii) Series B Warrants to purchase 11,252 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) Series A Warrants to purchase 14,889 Shares, and (ii) Series B Warrants to purchase 15,009 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 132,968 Shares, or approximately 1.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WSC Management and WS Capital are deemed to beneficially own 281,444 Shares, or approximately 2.4% of the Shares Deemed issued and outstanding as of the Reporting Date, (iii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 354,596 Shares, or approximately 3.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 73,152 Shares, or approximately 0.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

(ii)	shared power to vote or to direct the vote:
	WS Capital, L.L.C.:	281,444*
	WS Capital Management, L.P.:	281,444*
	WSV Management, L.L.C.:	73,152*
	WS Ventures Management, L.P.:	73,152*
	Reid S. Walker:	354,596*
	G. Stacy Smith:	354,596*
	Patrick P. Walker:	73,152*

(iii)	sole power to dispose or to direct the disposition of:
	Steven R. Becker:	132,968*

* Based on information set forth on the Form 10-Q of Endocare, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2007, there were 11,594,895 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of September 30, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) Series A Warrants to purchase 7,538 Shares, and (ii) Series B Warrants to purchase 7,598 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) Series A Warrants to purchase 53,716 Shares, and (ii) Series B Warrants to purchase 54,147 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) Series A Warrants to purchase 4,964 Shares, and (ii) Series B Warrants to purchase 5,005 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) Series A Warrants to purchase 10,783 Shares, and (ii) Series B Warrants to purchase 10,870 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) Series A Warrants to purchase 50,971 Shares, and (ii) Series B Warrants to purchase 51,379 Shares, and Walker Smith International Fund, Ltd. (“WS International” and collectively with WSC and WSCQP, the "WS Funds") owned (i) Series A Warrants to purchase 78,406 Shares, and (ii) Series B Warrants to purchase 79,035 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) Series A Warrants to purchase 10,378 Shares, and (ii) Series B Warrants to purchase 10,461 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) Series A Warrants to purchase 11,163 Shares, and (ii) Series B Warrants to purchase 11,252 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) Series A Warrants to purchase 14,889 Shares, and (ii) Series B Warrants to purchase 15,009 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 132,968 Shares, or approximately 1.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WSC Management and WS Capital are deemed to beneficially own 281,444 Shares, or approximately 2.4% of the Shares Deemed issued and outstanding as of the Reporting Date, (iii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 354,596 Shares, or approximately 3.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 73,152 Shares, or approximately 0.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

(iv)	shared power to dispose or to direct the disposition of:
	WS Capital, L.L.C.:	281,444*
	WS Capital Management, L.P.:	281,444*
	WSV Management, L.L.C.:	73,152*
	WS Ventures Management, L.P.:	73,152*
	Reid S. Walker:	354,596*
	G. Stacy Smith:	354,596*
	Patrick P. Walker:	73,152*

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

* Based on information set forth on the Form 10-Q of Endocare, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2007, there were 11,594,895 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of September 30, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) Series A Warrants to purchase 7,538 Shares, and (ii) Series B Warrants to purchase 7,598 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) Series A Warrants to purchase 53,716 Shares, and (ii) Series B Warrants to purchase 54,147 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) Series A Warrants to purchase 4,964 Shares, and (ii) Series B Warrants to purchase 5,005 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) Series A Warrants to purchase 10,783 Shares, and (ii) Series B Warrants to purchase 10,870 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) Series A Warrants to purchase 50,971 Shares, and (ii) Series B Warrants to purchase 51,379 Shares, and Walker Smith International Fund, Ltd. (“WS International” and collectively with WSC and WSCQP, the "WS Funds") owned (i) Series A Warrants to purchase 78,406 Shares, and (ii) Series B Warrants to purchase 79,035 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) Series A Warrants to purchase 10,378 Shares, and (ii) Series B Warrants to purchase 10,461 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) Series A Warrants to purchase 11,163 Shares, and (ii) Series B Warrants to purchase 11,252 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) Series A Warrants to purchase 14,889 Shares, and (ii) Series B Warrants to purchase 15,009 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 132,968 Shares, or approximately 1.1% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WSC Management and WS Capital are deemed to beneficially own 281,444 Shares, or approximately 2.4% of the Shares Deemed issued and outstanding as of the Reporting Date, (iii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 354,596 Shares, or approximately 3.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 73,152 Shares, or approximately 0.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008

/s/ Steven R. Becker
STEVEN R. BECKER

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

/s/ Patrick P. Walker
PATRICK P. WALKER

WS CAPITAL, L.L.C.

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P.

By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)